John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A Member Firm of The 1940 Act Law Group
2041 West 141st Terrace, Suite 119
Leawood, KS  64224
Phone: 913.660.0778   Fax: 913.660.9157
 john.lively@1940actlawgroup.com

FOIA CONFIDENTIAL TREATMENT REQUESTED

May 18, 2010

VIA EDGAR AND FEDERAL EXPRESS

Ms. Linda B. Stirling U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	Comments to Preliminary Proxy Statement Filing

Valued Advisers Trust (the “Trust”)

SEC File Numbers: 333-151672 and 811-22208

To Ms. Stirling:

On April 27, 2010, the Trust filed with the Securities and Exchange Commission (the “Commission”) a preliminary proxy statement on Schedule 14A under the Securities Exchange of 1934, as amended.  On April 30, 2010, you provided comments to me relating to the preliminary proxy statement. On May 12, 2010 we responded to your comments in a correspondence filing.  On May 14, 2010, you contacted me to request that we re-file the correspondence letter and clarify one of your original comments.  This letter responds to your comments.  For your reference, your comments have been repeated in this letter and then the Trust’s response has been presented below each comment.  The Trust intends to incorporate its responses to your comments as described herein and to update or complete certain other information required by Schedule 14A in the definitive filing of the proxy statement.

1.	Comment:	Please disclose the principal business of Battelle Memorial Institute in the description of the “Principal Occupation During the Past 5 Years” of Dr. Merwyn Vanderlind.

Response:                      The Trust has revised the disclosure as you have requested.

2.	Comment: Advise in your correspondence letter why the Trust is only submitting this proxy to shareholders of the Golub Group Equity Fund and the TEAM Asset Strategy Fund.

               Response:                      As of the date on which it is anticipated the proxy statement will be sent to shareholders of the Trust, the Golub Group Equity Fund and the TEAM Asset Strategy Fund will be the only series of the Trust that are operational.  Although the Trust has filed a 485A filing to add a new series, the LS Opportunity Fund, it is not anticipated that the registration statement with respect to that new series will be effective at the time that the proxy is to be sent to shareholders.

Valued Advisors Trust
May 18, 2010

3.	Comment: As required by Item 22(b)(11), please provide the disclosure required by Item 407(h) of Regulation S-K relating to the extent of the role of the Board of Trustees in risk oversight.

Response:                      The Trust has revised the disclosure as you have requested.

4.
Comment:                      As required by Item 22(b)(15)(ii)(A), please provide the disclosure required by Item 407(c)(2)(vi) of Regulation S-K relating to the Trust’s policy, if any, with regard to the consideration of diversity (including, if applicable, how such a policy is implemented and how its effectiveness is assessed).  Also, as required by Item 22(b)(15), please provide the disclosure required by Item 407(b)(2), relating to the attendance by the Trustees at annual meeting of shareholders and state the number of board members who attended the prior year’s annual meeting.

Response:                      The Trust has revised the disclosure as you have requested.

5.	Comment: Identify the name and address of the Trust’ administrator.

Response:                      The Trust has revised the disclosure as you have requested.

*                      *                       *

The Trust acknowledges the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Trusts may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this correspondence letter, please contact me at (913) 660-0778

Sincerely,

John H. Lively